EXHIBIT 99.1

Federal Express Corporation

Retrospective Adoption of New Accounting Guidance Regarding

Reclassification Adjustments Out of Accumulated Other Comprehensive Income

The information in this exhibit reflects the retrospective adoption of new accounting guidance with respect to the financial information contained in our Annual Report on Form 10-K for the fiscal year ended May 31, 2013 (the “Annual Report”).

As discussed in our Quarterly Report on Form 10-Q for the quarter ended November 30, 2013, we have adopted the authoritative guidance issued by the Financial Accounting Standards Board requiring additional information about reclassification adjustments out of accumulated other comprehensive income, including changes in accumulated other comprehensive income balances by component and significant items reclassified out of accumulated other comprehensive income.

Accumulated Other Comprehensive Income (Loss)

The following table provides changes in accumulated other comprehensive income (loss) (“AOCI”), net of tax, reported in our condensed consolidated financial statements for the years ended May 31 (in millions; amounts in parentheses indicate debits to AOCI), and should be read in conjunction with the information in our Annual Report.

	2013	2012	2011
Foreign currency translation gain (loss):
Balance at beginning of period	$54	$138	$18
Translation adjustments	36	(84)	120

Balance at end of period	90	54	138

Retirement plans adjustments:
Balance at beginning of period	(124)	(20)	(13)
Net gain (loss) and other arising during period	(6)	(99)	(8)
Reclassifications from AOCI	4	(5)	1

Balance at end of period	(126)	(124)	(20)

Accumulated other comprehensive income (loss) at end of period	$(36)	$(70)	$118

Due to its immateriality, the table presenting details of reclassifications from AOCI has been excluded from this disclosure.